UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42776

Polibeli Group Ltd

(Exact name of registrant as specified in its charter)

Landmark Pluit Tower D 5th & 6th Floor.
Jl. Pluit Selatan Raya, Pluit, Penjaringan,
Kota Jakarta Utara, Daerah Khusus Ibukota Jakarta 14450
Republic of Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Change of Chief Financial Officer

Mr. Zhitian Zhang (“Mr. Zhang”) will resign as Chief Financial Officer of Polibeli Group Ltd (the “Company”) effective as of May 15, 2026. Mr. Zhang is resigning for personal reasons and there were no disagreements between Mr. Zhang and the Company. His departure is not related to the operations, policies or practices of the Company or any issues regarding accounting policies or practices.

The board of directors of the Company intends to conduct a search of potential internal and external candidates to replace Mr. Zhang. In the interim, the Company’s Chief Executive Officer, Mr. Hua Chen, will work with the financial controller of the Company to assume the duties as principal financial officer and principal accounting officer of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polibeli Group Ltd

	By:	/s/ Fucheng Yan
		Name:	Fucheng Yan
		Title:	Chairman and Director

Date: May 15, 2026

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